[redacted]

08000573

ELPIDA

File No. 82-34850

January 31, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

SUPPL

To whom it may concern:

For our enjoying exemption under the Rule 12g3-2(b) of the Securities Exchange Act of 1934 from certain disclosure requirements applicable to a foreign private issuer, we hereby furnish the following materials:

- Documents originally filed or distributed to our shareholder and/or to the public in English language during a period from October 25 in year 2007 to January 29 in year 2008, as per attached as Annex A.

If you have any questions, you can contact to me or my colleague, Yoshimi Yamanaka (Ms.), Legal Group at +81-3-3281-1606 (telephone) or +81-3-3281-1571 (facsimile).

Very truly yours,

By Kenji Morimoto
Kenji Morimoto
Executive Manager, Legal Group
Elpida Memory, Inc.

PROCESSED
FEB 08 2008
THOMSON
FINANCIAL

Enclosures

ANNEX A

ENGLISH DOCUMENTS

	Date	Title	Exhibit
1.	2007/11/22	Elpida Memory Issues 6th Unsecured Straight Bonds	I
2.	2007/12/5	Elpida Memory Announces Executive Personnel Changes	II
3.	2007/12/27	Elpida Memory Announces Executive Personnel Changes	III
4.	2008/1/29	Consolidated Financial Report for the 3Q of FY 2007	IV

EXHIBIT I

1. Elpida Memory Issues 6th Unsecured Straight Bonds

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Issues 6th Unsecured Straight Bonds

TOKYO, JAPAN, November 22, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has determined the terms of the 6th unsecured straight bonds (with inter-bond pari passu clause) based on the domestic straight bond shelf registration (registered amount: JPY150 billion, effective period: through October 26, 2009) as stated below.

Description of Bonds

Elpida Memory, Inc. 6th Unsecured Straight Bonds (with inter-bond *pari passu* clause)

- Issue Size: JPY 20 billion
- Denomination: JPY 100 million
- Interest Rate: 2.10 % per annum
- Issue price: JPY100 per face value JPY 100
- Duration: 5 years
- Maturity Date: November 29, 2012
- Interest Payment Date: May 29, and November 29 each year
- Payment Date: November 29, 2007
- Underwriters: Nomura Securities Co., Ltd. and Mizuho Securities Co., Ltd. (joint lead managers and joint bookrunners)
- Fiscal Agent: Mizuho Corporate Bank, Ltd.
- Rating: BBB+ (Japan Credit Rating Agency, Ltd.)
- Use of Proceeds: Repayment of loans and lease obligations

-more-

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange: Code 6665), is a leading global manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world-class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (wafer processing) and Akita Elpida Memory, Inc. (packaging and testing), utilize the most advanced manufacturing technologies available in the industry. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. The company provides applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

This is a press release document intended for publicizing the issuance of the corporate bonds and is <u>not</u> intended for solicitation of the bonds.

Elpida Press Contact:
Kumi Higuchi
Corporate Communication Group
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

###

EXHIBIT II

2. Elpida Memory Announces Executive Personnel Changes

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Executive Personnel Changes

TOKYO, JAPAN, December 5, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the changes in the executive management of sales team to strengthen our global sales and marketing operation. The following changes will take effect on January 1, 2008.

Name	New appointments	Current Position
Tatsuya Iida	Deputy Chief Sales Officer, Elpida Memory, Inc.	President & CEO, Elpida Memory (USA) Inc.
Oliver Chang	President & CEO, Elpida Memory (USA) Inc.	President, Elpida Memory (Hong Kong) Co., Ltd.
Sam Kin Keong	President, Elpida Memory (Hong Kong) Co., Ltd. President, Elpida Memory (Singapore) Pte. Ltd.	Deputy Managing Director, Elpida Memory (Singapore) Pte. Ltd.

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange: Code 6665), is a leading global manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world-class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (wafer processing) and Akita Elpida Memory, Inc. (packaging and testing), utilize the most advanced manufacturing technologies available in the industry. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. The company provides applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contact:
Kumi Higuchi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

EXHIBIT III

3. Elpida Memory Announces Executive Personnel Changes

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Executive Personnel Changes

TOKYO, JAPAN, December 27, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the following executive appointments effective January 1, 2008.

Name	New appointment	Current Position
Jiro Yamamoto	Executive Officer, Business Development Office	Director of Hiroshima Elpida, Hiroshima Plant Manager, Executive Officer of Elpida
Hideki Gomi	Director of Hiroshima Elpida, Hiroshima Plant Manager, Executive Officer of Elpida	Executive Officer, Technology & Development Office

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange: Code 6665), is a leading global manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world-class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (wafer processing) and Akita Elpida Memory, Inc. (packaging and testing), utilize the most advanced manufacturing technologies available in the industry. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. The company provides applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com.

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contact:
Kumi Higuchi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

EXHIBIT IV

4. Consolidated Financial Report for the 3Q of FY 2007

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan
URL: http://www.elpida.com/en/ir/

Elpida IR Contacts:
Kumi Higuchi / Shinya Oshima
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: 6665ir@elpida.com

Elpida Press Contact:
Kumi Higuchi
Elpida Memory, Inc.
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Consolidated Financial Report for the 3Q of FY 2007

TOKYO, JAPAN, January 29, 2008 - Elpida Memory, Inc (Elpida), Japan's leading supplier of Dynamic Random Access Memory (DRAM), today announced its consolidated financial results for the third quarter of FY 2007 which ended on December 31, 2007.

1. Business Results

(1) 3Q of FY 2007 Operating Results (October 1, 2007 - December 31, 2007)

(Billions of yen)

	3 mo. ended Dec 31, 2007 (3Q-FY2007)	3 mo. ended Sep 30, 2007 (2Q-FY2007)	QoQ Chg (%)	3 mo. ended Dec 31, 2006 (3Q-FY2006)	YoY Chg (%)
Net sales	94.0	111.6	-15.7	142.6	-34.1
Gross profit	5.2	19.8	-73.8	41.2	-87.4
Operating income (loss)	(8.9)	6.1	-	27.3	-
Ordinary income (loss)	(12.8)	0.1	-	26.6	-
Net income (loss)	(12.1)	3.3	-	24.9	-

Note: Figures in the table are not audited.

In the 3Q world PC shipments remained strong QoQ, but aggressive capital spending and advances in process migration among DRAM makers over the past year led to a significantly oversupplied DRAM market, creating additional downward pressure on prices. According to DRAMeXchange, the average spot price for 512 megabit (Mb) DDR2 SDRAM, a leading DRAM product for PCs, in the 3Q fell more than 40% QoQ.

Given this environment, Elpida's DRAM selling prices also decreased. But supported by the strength of its Premier DRAM business the company managed to limit the fall in the blended DRAM average selling price (ASP) to 18% QoQ. In the manufacturing area, a boost in production capacity and a series of improvements in fab production at Hiroshima Elpida Memory (Hiroshima Elpida), as well as product procurement from the Rexchip Electronics Corporation (Rexchip) manufacturing joint venture, made possible 15% QoQ growth in bit shipments.

Forecasts included in this document are forward-looking statements that are based on management's view from the information available at the time of this report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to its supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. Elpida disclaims any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

Elpida's 3Q net sales fell 16% QoQ to 94.0 billion yen. Gross profit fell 74% to 5.2 billion yen and operating losses totaled 8.9 billion yen. Equity affiliate losses of 2.1 billion yen arising mainly in connection with Rexchip and foreign exchange losses of 0.8 billion yen led to an ordinary loss of 12.8 billion yen and a net loss of 12.1 billion yen.

(2) Sales by business segment

(Billions of yen)

	3 mo. ended Dec 31, 2007 (3Q-FY2007)		3 mo. ended Sep 30, 2007 (2Q-FY2007)		QoQ Chg	3 mo. ended Dec 31, 2006 (3Q-FY2006)		YoY Chg
		%		%	%		%	%
Premier DRAM[1]	58.3	62.0	60.5	54.2	-3.5	49.1	34.4	+18.7
Computing DRAM[1]	35.7	38.0	51.1	45.8	-30.1	93.5	65.6	-61.8
Total net sales	94.0	100.0	111.6	100.0	-15.7	142.6	100.0	-34.1

Note: Figures in the table are not audited.

Premier DRAM consists of DRAMs for digital consumer electronics and mobile devices, and others.

Computing DRAM consists of DRAMs for servers and personal computers.

□ Premier DRAM

The 3Q witnessed growth in shipments of high-density DRAMs for mobile devices and high-end digital consumer electronics but prices for some low-density products fell to unexpectedly lower levels. As a result 3Q Premier DRAM net sales fell 4% QoQ. However on a YoY basis sales rose 19% to 58.3 billion yen, supported by firm shipment volumes.

□ Computing DRAM

The start of DRAM procurement from Rexchip in the 3Q enabled the group to elevate its PC DRAM shipments. But 3Q Computing DRAM net sales fell 30% QoQ and 62% YoY to 35.7 billion yen due to sharp falls in both spot and contract prices.

---

(1) Since the 2Q of FY 2007 (the three-month period ended on Sep 30, 2007) the Digital Consumer Electronics & Mobile Devices segment and Other segment have been merged into a segment called "Premier DRAM" while the Server segment and PC segment have been merged into a segment called "Computing DRAM". For YoY comparison purposes, the 3Q of FY 2006 (the three-month period ended on Dec 31, 2006) sales figure for Premier DRAMs is based on the total sales of Digital Consumer Electronics & Mobile Devices and Other products while the sales figure in the same quarter for Computing DRAMs is based on total sales of Server and PC products.

2. Financial Conditions

(1) Assets, Liabilities and Net Assets

Total assets at the end of the 3Q rose 10.5 billion yen compared with the end of FY 2006 to 772.9 billion yen. The main plus factors were an increase in other receivables stemming in part from the sale of 200mm wafer processing equipment and growth in investments and other assets based on the investment in Rexchip. The main minus factors were lower cash and time deposits largely as a result of payments for capital equipment and investment in Rexchip, and also a drop in accounts receivable on account of lower net sales.

End-3Q interest-bearing debt fell 5.5 billion yen compared with the end of FY 2006 to 224.1 billion yen. This mainly resulted, on the one hand, from an increase in corporate debt following the issuance of an unsecured 20.0 billion yen straight bond in November 2007 and, on the other, from partial repayment of borrowings and lease obligations.

Net assets at the end of the 3Q have risen by 4.3 billion yen compared with the end of FY 2006 to 383.3 billion yen, largely because the cumulative total of net income from the preceding nine months (FY 2007 1Q through 3Q) was added to retained earnings.

(2) Cash Flows

Regarding cash flow for the 3Q, operating activities provided net cash of 13.2 billion yen while investing activities used 31.0 billion yen. As a result, free cash flow (a combination of net cash provided by operating activities and net cash used in investing activities) saw a net outflow of 17.8 billion yen. Financing activities in the 3Q provided net cash of 17.6 billion yen as a result of issuance of straight bonds and other factors.

3. Outlook

Tightly balanced supply and demand conditions in the DRAM market can result in extreme price volatility, which can strongly affect our business results. Since a precise forecast of future PC DRAM prices is quite difficult Elpida is not presenting earnings forecasts. Instead, as shown below, we are presenting several estimates relevant to the 4Q of FY 2007 and the full term that can be used as a general guideline.

[For the quarter]

	3Q FY07 (Actual)	4Q FY07 (Estimate)
QoQ bit growth	+15%	+20%
QoQ ASP change	-18%	N/A
Depreciation and amortization	24.1	25
Selling, general and administrative expenses	14.1	14

Note: Forecasts are approximations.

[For the year]

(Billions of yen)

	FY207 (Estimate)
YoY bit growth	90-100%
Depreciation and amortization	94
Selling, general and administrative expenses	56
CAPEX	160
Investment in Rexchip	81

4. Others

(1) Changes in significant subsidiaries in the nine-month period ended on December 31, 2007 (changes in specified subsidiaries resulting in changes in scope of consolidation)

In August, 2007 Elpida created a new sales umbrella subsidiary, Elpida Memory International B.V., to oversee the sales of subsidiaries in two regions, Europe (one subsidiary) and Asia (three subsidiaries).

(2) Adoption of simplified accounting methods

None.

(3) Changes in accounting policies

During the nine-month period ended on December 31, 2007 Elpida and its domestic subsidiaries changed the depreciation method for property, plant and equipment acquired after March 31, 2007 due to a revision in the Japanese Corporation Tax Law and accompanying regulations. As a reflection of this change for the first nine months or three quarters of FY 2007 operating income has been reduced by 843 million yen, ordinary losses have increased by 843 million yen and income before income taxes has decreased by 843 million yen.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	As of December 31, 2006 (unaudited)	As of December 31, 2007 (unaudited)	Change	As of March 31, 2007
(Assets)				
I Current assets				
1. Cash and time deposits	187,563	97,496	(90,067)	166,700
2. Notes and accounts receivable, trade	94,503	71,985	(22,518)	106,511
3. Inventories	61,376	76,888	15,512	55,412
4. Accounts receivable, other	9,323	24,108	14,785	6,231
5. Other current assets	11,349	6,169	(5,180)	9,957
6. Allowance for doubtful accounts	(93)	(285)	(192)	(172)
Total current assets	364,021	276,361	(87,660)	344,639
II Fixed assets				
1. Tangible fixed assets	373,036	393,193	20,157	387,226
2. Intangible fixed assets	9,278	8,152	(1,126)	9,390
3. Investments and other assets	16,669	95,221	78,552	21,181
Total fixed assets	398,983	496,566	97,583	417,797
Total assets	763,004	772,927	9,923	762,436
(Liabilities)				
I Current liabilities				
1. Accounts payable, trade	67,728	66,691	(1,037)	64,948
2. Current portion of long-term debt	42,072	24,400	(17,672)	28,181
3. Current portion of obligation under capital leases	15,265	7,549	(7,716)	11,809
4. Accounts payable, other	72,100	60,217	(11,883)	67,203
5. Other current liabilities	13,405	28,858	15,453	12,531
Total current liabilities	210,570	187,715	(22,855)	184,672
II Long-term liabilities				
1. Bond	110,000	160,000	50,000	140,000
2. Long-term debt	53,400	29,000	(24,400)	40,200
3. Obligation under capital leases	12,140	3,159	(8,981)	9,423
4. Other long-term liabilities	6,416	9,795	3,379	9,164
Total long-term liabilities	181,956	201,954	19,998	198,787
Total liabilities	392,526	389,669	(2,857)	383,459
(Net assets)				
I Shareholders' equity				
1. Capital stock	154,909	155,567	658	155,009
2. Additional paid-in capital	165,952	166,609	657	166,051
3. Retained earnings	49,502	63,686	14,184	57,987
4. Treasury stock	(1)	(3)	(2)	(2)
Total shareholders' equity	370,362	385,859	15,497	379,045
II Valuation and translation adjustments				
1. Unrealized gains (losses) on investment securities	125	(802)	(927)	(90)
2. Deferred gains (losses) on hedges	(737)	(338)	399	(652)
3. Translation adjustments	705	(1,577)	(2,282)	631
Total valuation and translation adjustments	93	(2,717)	(2,810)	(111)
III Share subscription rights	23	116	93	43
Total net assets	370,478	383,258	12,780	378,977
Total liabilities and net assets	763,004	772,927	9,923	762,436

(2) Consolidated Statements of Operations

(Millions of yen)

Account	Nine months ended December 31, 2006 (unaudited)	Ratio (%)	Nine months ended December 31, 2007 (unaudited)	Ratio (%)	Change	Fiscal year ended March 31, 2007	Ratio (%)
I Net sales	345,854	100.0	315,084	100.0	(30,770)	490,039	100.0
II Cost of sales	252,603	73.0	272,685	86.5	20,082	367,432	75.0
Gross profit	93,251	27.0	42,399	13.5	(50,852)	122,607	25.0
III Selling, general and administrative expenses	39,763	11.5	41,456	13.2	1,693	54,187	11.0
Operating income	53,488	15.5	943	0.3	(52,545)	68,420	14.0
IV Non-operating income							
1. Interest income	798		1,144		346	1,362	
2. Dividend income	108		288		180	108	
3. Equity in earnings of affiliated company	269		–		(269)	258	
4. Local government subsidy	320		300		(20)	396	
5. Others	359		210		(149)	530	
V Non-operating expenses							
1. Interest expense	3,151		3,054		(97)	4,282	
2. Foreign exchange losses	962		2,355		1,393	1,484	
3. Equity in losses of affiliated company	–		5,506		5,506	–	
4. Stock issuance costs	383		1		(382)	384	
5. Bond issuance costs	–		95		95	132	
6. Others	495		817		322	1,156	
Ordinary income (loss)	50,351	14.6	(8,943)	(2.8)	(59,294)	63,636	13.0
VI Extraordinary income	127	0.0	21,289	6.8	21,162	203	0.0
VII Extraordinary losses	4,926	1.4	1,723	0.6	(3,203)	5,493	1.1
Income before income taxes	45,552	13.2	10,623	3.4	(34,929)	58,346	11.9
Income taxes	1,094	0.3	4,924	1.6	3,830	5,403	1.1
Net income	44,458	12.9	5,699	1.8	(38,759)	52,943	10.8

Note: "Income taxes" consists of corporate tax, inhabitant tax, business tax, deferred tax and prior year tax adjustments.

(2) Consolidated Statements of Operations (continued)

(Millions of yen)

Account	Three months ended December 31, 2006 (unaudited)	Ratio (%)	Three months ended December 31, 2007 (unaudited)	Ratio (%)	Change
I Net sales	142,609	100.0	94,047	100.0	(48,562)
II Cost of sales	101,361	71.1	88,867	94.5	(12,494)
Gross profit	41,248	28.9	5,180	5.5	(36,068)
III Selling, general and administrative expenses	13,980	9.8	14,120	15.0	140
Operating income (loss)	27,268	19.1	(8,940)	(9.5)	(36,208)
IV Non-operating income					
1. Interest income	414		296		(118)
2. Dividend income	–		(0)		(0)
3. Equity in earnings of affiliated company	209		–		(209)
4. Others	117		50		(67)
V Non-operating expenses					
1. Interest expense	1,037		1,048		11
2. Foreign exchange losses	189		794		605
3. Equity in losses of affiliated company	–		2,119		2,119
4. Stock issuance costs	–		0		0
5. Bond issuance costs	–		95		95
6. Others	196		132		(64)
Ordinary income (loss)	26,586	18.6	(12,782)	(13.6)	(39,368)
VI Extraordinary income	24	0.0	40	0.0	16
VII Extraordinary losses	98	0.0	277	0.3	179
Income (loss) before income taxes	26,512	18.6	(13,019)	(13.9)	(39,531)
Income taxes	1,578	1.1	(890)	(1.0)	(2,468)
Net income (loss)	24,934	17.5	(12,129)	(12.9)	(37,063)

Note: "Income taxes" consists of corporate tax, inhabitant tax, business tax and deferred tax.

(3) Consolidated Statements of Cash Flows

(Millions of yen)

	Nine months ended December 31, 2006 (unaudited)	Nine months ended December 31, 2007 (unaudited)	Change	Fiscal Year ended March 31, 2007
I Operating activities				
Income before income taxes	45,552	10,623	(34,929)	58,346
Depreciation and amortization	55,692	69,135	13,443	77,769
Increase (decrease) in allowance for doubtful accounts	(1)	114	115	80
Interest and dividend income	(906)	(1,432)	(526)	(1,470)
Interest expense	3,151	3,054	(97)	4,282
Equity in (earnings) losses of affiliated company	(269)	5,506	5,775	(258)
Income from sale of tangible fixed assets	(61)	(20,954)	(20,893)	(137)
Losses on sale and disposal of tangible fixed assets	1,564	1,365	(199)	1,846
(Increase) decrease in accounts receivable, trade	(37,855)	34,152	72,007	(50,957)
Increase in inventories	(22,082)	(21,629)	453	(15,423)
(Increase) decrease in accounts receivable, other	7,442	(180)	(7,622)	10,618
Increase in accounts payable, trade	26,528	1,755	(24,773)	23,762
Increase (decrease) in accounts payable, other	(3,981)	736	4,717	(2,329)
Others	(1,519)	19,689	21,208	(2,690)
Subtotal	73,255	101,934	28,679	103,439
Interest and dividend received	852	1,108	256	1,407
Interest paid	(2,698)	(2,496)	202	(4,121)
Income taxes paid	(829)	(3,561)	(2,732)	(858)
Net cash provided by operating activities	70,580	96,985	26,405	99,867
II Investing activities				
Disbursements for time deposits	(1,011)	(707)	304	(1,495)
Withdrawal of time deposits	–	1,152	1,152	351
Acquisition of investment securities	(67)	(81,831)	(81,764)	(2,393)
Purchases of tangible fixed assets	(87,368)	(146,140)	(58,772)	(126,748)
Proceeds from sales of tangible fixed assets	261	18,667	18,406	279
Purchases of intangible fixed assets	(3,326)	(1,113)	2,213	(2,572)
Decrease in lease receivable	1,567	–	(1,567)	2,082
Increase in long-term prepaid expenses	(901)	(1,530)	(629)	(1,050)
Acquisition of business	–	–	–	(5,125)
Others	11	10	(1)	15
Net cash used in investing activities	(90,834)	(211,492)	(120,658)	(136,656)
III Financing activities				
Repayments of long-term debt	(12,601)	(14,981)	(2,380)	(39,692)
Proceeds from issuance of stock	134,900	1,115	(133,785)	135,098
Proceeds from issuance of bond	–	19,905	19,905	29,868
Repayments of bond	(10,000)	–	10,000	(10,000)
Proceeds from sale and lease-back transactions	2,377	50,513	48,136	2,377
Repayments of obligation under capital leases	(20,318)	(10,599)	9,719	(27,080)
Purchases of treasury stock	(0)	(0)	(0)	(1)
Net cash provided by financing activities	94,358	45,953	(48,405)	90,570
IV Effect of exchange rate changes on cash and cash equivalents	979	(181)	(1,160)	322
V Net increase (decrease) in cash and cash equivalents	75,083	(68,735)	(143,818)	54,103
VI Cash and cash equivalents at beginning of period	111,443	165,546	54,103	111,443
VII Cash and cash equivalents at end of period	186,526	96,811	(89,715)	165,546

Free cash flow (I + II)	(20,254)	(114,507)	(94,253)	(36,789)

(3) Consolidated Statements of Cash Flows (continued)

(Millions of yen)

	Three months ended December 31, 2006 (unaudited)	Three months ended December 31, 2007 (unaudited)	Change
I Operating activities			
Income (loss) before income taxes	26,512	(13,019)	(39,531)
Depreciation and amortization	20,134	24,059	3,925
Increase in allowance for doubtful accounts	6	70	64
Interest and dividend income	(414)	(296)	118
Interest expense	1,037	1,048	11
Equity in (earnings) losses of affiliated company	(209)	2,119	2,328
Income from sale of tangible fixed assets	(24)	(40)	(16)
Losses on sale and disposal of tangible fixed assets	78	277	199
(Increase) decrease in accounts receivable, trade	(18,267)	3,535	21,802
Increase in inventories	(7,717)	(13,852)	(6,135)
(Increase) decrease in accounts receivable, other	(1,064)	1,063	2,127
Increase in accounts payable, trade	7,089	9,436	2,347
Increase (decrease) in accounts payable, other	130	(396)	(526)
Others	(3,984)	49	4,033
Subtotal	23,307	14,053	(9,254)
Interest and dividend received	417	220	(197)
Interest paid	(577)	(481)	96
Income taxes paid	(511)	(604)	(93)
Net cash provided by operating activities	22,636	13,188	(9,448)
II Investing activities			
Disbursements for time deposits	(665)	(707)	(42)
Withdrawal of time deposits	–	(18)	(18)
Acquisition of investment securities	–	(852)	(852)
Purchases of tangible fixed assets	(32,271)	(41,911)	(9,640)
Proceeds from sales of tangible fixed assets	100	13,068	12,968
Purchases of intangible fixed assets	(1,787)	(330)	1,457
Decrease in lease receivable	522	–	(522)
Increase in long-term prepaid expenses	(1)	(210)	(209)
Others	4	3	(1)
Net cash used in investing activities	(34,098)	(30,957)	3,141
III Financing activities			
Repayments of long-term debt	(1,391)	–	1,391
Proceeds from issuance of stock	565	179	(386)
Proceeds from issuance of bond	–	19,905	19,905
Repayments of obligation under capital leases	(6,162)	(2,435)	3,727
Purchases of treasury stock	–	(0)	(0)
Net cash provided by (used in) financing activities	(6,988)	17,649	24,637
IV Effect of exchange rate changes on cash and cash equivalents	722	(23)	(745)
V Net increase (decrease) in cash and cash equivalents	(17,728)	(143)	17,585
VI Cash and cash equivalents at beginning of period	204,254	96,954	(107,300)
VII Cash and cash equivalents at end of period	186,526	96,811	(89,715)

Free cash flow (I + II)	(11,462)	(17,769)	(6,307)

Appendix (Unaudited)

1. Selected Quarterly Consolidated Statements of Operations

(Millions of yen)

	Oct-Dec 2006 (3Q-FY2006)	%	Jan-Mar 2007 (4Q-FY2006)	%	Apr-Jun 2007 (1Q-FY2007)	%	Jul-Sep 2007 (2Q-FY2007)	%	Oct-Dec 2007 (3Q-FY2007)	%
Net sales	142,609	100.0	144,185	100.0	109,482	100.0	111,555	100.0	94,047	100.0
Gross profit	41,248	28.9	29,356	20.4	17,455	15.9	19,764	17.7	5,180	5.5
Selling, general and administrative expenses	13,980	9.8	14,424	10.0	13,712	12.5	13,624	12.2	14,120	15.0
Operating income (loss)	27,268	19.1	14,932	10.4	3,743	3.4	6,140	5.5	(8,940)	-9.5
Income (loss) before income taxes	26,512	18.6	12,794	8.9	22,426	20.5	1,216	1.1	(13,019)	-13.9
Net income (loss)	24,934	17.5	8,485	5.9	14,554	13.3	3,274	2.9	(12,129)	-12.9
EBITDA[(2)]	47,683	33.4	36,002	25.0	45,495	41.6	25,229	22.6	12,088	12.9
Average exchange rate (Yen to a U.S. Dollar)	117. 74		119. 52		119. 02		120. 40		114. 07	

2. Selected Consolidated Financial Data

(Figures in millions of yen otherwise specified)

	Dec 31, 2006 (3Q-FY2006)	Mar 31 2007 (4Q-FY2006)	Jun 30, 2007 (1Q-FY2007)	Sep 30, 2007 (2Q-FY2007)	Dec 31, 2007 (3Q-FY2007)
Cash and time deposits	187,563	166,700	116,467	96,954	97,496
A/R collection period[(3)]	60 days	66 days	65 days	61 days	69 days
Inventory holding period[(4)]	54 days	43 days	53 days	62 days	78 days
Interest-bearing debt[(5)]	232,877	229,613	223,511	206,535	224,108
Net D/E ratio[(6)]	0.12 times	0.17 times	0.27 times	0.28 times	0.33 times
Shareholders' equity ratio[(7)]	48.6%	49.7%	51.4%	51.0%	49.6%

3. Selected Consolidated Statements of Cash Flows

(Millions of yen)

	Oct-Dec 2006 (3Q-FY2006)	Jan-Mar 2007 (4Q-FY2006)	Apr-Jun 2007 (1Q-FY2007)	Jul-Sep 2007 (2Q-FY2007)	Oct-Dec 2007 (3Q-FY2007)
Net cash provided by operating activities	22,636	29,287	51,927	31,870	13,188
Net cash used in investing activities	(34,098)	(45,822)	(107,600)	(72,935)	(30,957)
Net cash provided by (used in) financing activities	(6,988)	(3,788)	4,800	23,504	17,649
Free cash flow	(11,462)	(16,535)	(55,673)	(41,065)	(17,769)

---

(2) *EBITDA = Income (loss) before income taxes + Interest expense + depreciation and amortization*

(3) *A/R collection period (days) = Accounts receivable, trade / Average monthly net sales x 30 days*

(4) *Inventory holding period (days) = Inventories / Average monthly cost of sales x 30 days*

(5) *Interest-bearing debt = Bond + Short-term debt + Long-term debt + Obligation under capital leases*

(6) *Net D/E ratio (times) = (Interest-bearing debt – Cash and time deposits) / Total net assets*

(7) *Shareholders' equity ratio (%) = (Total net assets – Share subscription rights) / Total Assets x 100*

END